SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	February	2015
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

Document 1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company Neovasc Inc. (“Neovasc”) 13700 Mayfield Place, Suite 2135 Richmond, BC V6V 2E4
Item 2	Date of Material Change February 3, 2015
Item 3	News Release News releases dated January 26, 2015, January 29, 2015 and February 3, 2015 were disseminated through Marketwired and filed on SEDAR.
Item 4

Summary of Material Change

Neovasc announced and closed a marketed offering (the “Offering”) of 12,075,000 common shares at a price of US$7.19 per common share. Of the common shares, Neovasc offered 10,415,000 common shares, 1,575,000 of which were issued pursuant to the exercise in full of the over-allotment option granted by Neovasc to the underwriters. The remaining 1,660,000 common shares were offered by certain directors, officers and employees. The Offering was made by a prospectus supplement dated January 26, 2015 to the short form base shelf prospectus dated May 13, 2014.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Neovasc announced on January 26, 2015 that it had filed a preliminary prospectus supplement and a final prospectus supplement with the securities commissions in each of the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec (the “Securities Regulators”), and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, and the U.S./Canada Multijurisdictional Disclosure System. Neovasc also announced that it expected the Offering to consist of 8,000,000 common shares, of which 6,340,000 common shares were to be offered by Neovasc and 1,660,000 common shares were to be offered by certain directors, officers and employees of Neovasc (the “Selling Securityholders”). Neovasc announced that it expected to grant the underwriters for the Offering an option for a period of 30 days to purchase from Neovasc up to an additional 1,200,000 common shares on the same terms and conditions.

On January 29, 2015, Neovasc announced that due to market interest it would increase the size of the previously announced Offering from 8,000,000 common shares to 10,500,000 common shares. Neovasc also announced that it has priced the offering at US$7.19 per common share (the “Offering Price”) for gross proceeds of US$63,559,600 for Neovasc and US$11,935,400 for the Selling Securityholders before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company and the Selling Securityholders. Neovasc offered 8,840,000 of the 10,500,000 common shares, while the remaining 1,660,000 common shares were offered by the Selling Securityholders on January 29, 2015.

Neovasc also granted the underwriters an over-allotment option to purchase up to an additional 1,575,000 common shares from Neovasc at the Offering Price, exercisable for a period of 30 days following closing of the Offering.

Neovasc announced on February 3, 2015, that it had closed the previously announced Offering for an aggregate of 12,075,000 common shares at a price per share of US$7.19 for aggregate gross proceeds of approximately US$74,883,850 for Neovasc and US$11,219,276 for the Selling Securityholders on February 3, 2015.

Neovasc offered 10,415,000 of the 12,075,000 common shares in the Offering, 1,575,000 of which were issued pursuant to the exercise in full of the over-allotment option granted by Neovasc to the underwriters. The remaining 1,660,000 common shares were offered by certain directors, officers and employees of Neovasc.

The net proceeds from the Offering will be used by Neovasc (i) to complete the TIARA-I Feasibility Study; (ii) to initiate a U.S. Investigational Device Exemption Study for Tiara; (iii) to further develop and refine Tiara; (iv) to advance the commercialization of Reducer in Europe; (v) to initiate a U.S. Investigational Device Exemption Study for Reducer; and (vi) for general corporate purposes.

Leerink Partners LLC was the sole book-running manager in the underwriting syndicate that included Canaccord Genuity Inc., JMP Securities LLC., and Ladenburg Thalmann & Co. Inc.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Chris Clark, Chief Financial Officer Phone: 604-248-4138
Item 9	Date of Report Dated February 3, 2015.